American Casino & Entertainment Properties LLC
ACEP Finance Corp.

January 20, 2010

Via Facsimile and EDGAR

J. Nolan McWilliams,

Division of Corporation Finance,

United States Securities and Exchange Commission,

Washington, D.C. 20549-3628.

Re:	American Casino & Entertainment Properties LLC ACEP Finance Corp. Amendment No. 2 to Registration Statement on Form S-4 Filed December 11, 2009
(File No. 333-162228)

Dear Mr. McWilliams:

Please find enclosed for filing under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 3 (“Amendment No. 3”) to the Registration Statement of American Casino & Entertainment Properties LLC (“ACEP”) and ACEP Finance Corp. (together with ACEP, the “Issuers”) and their guarantor co-registrants (collectively, the “Company”), on Form S-4 (File No. 333-162228) (the “Registration Statement”) relating to the Issuers’ offer to exchange their outstanding, unregistered 11% Senior Secured Notes due 2014 for substantially identical, registered 11% Senior Secured Notes due 2014.  The Issuers are filing Amendment No. 3 to update the Registration Statement for certain recent developments as further described in Amendment No. 3 and to file a revised Exhibit 5.1.

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Any questions or comments with respect to the Amendment No. 3 may be communicated to the undersigned at (702) 380-7632 or to Neal McKnight at Sullivan & Cromwell LLP at (212) 558-3316.  Please send copies of any correspondence relating to this filing to Neal McKnight by facsimile to (212) 291-9097 with the original by mail to Sullivan & Cromwell LLP, 125 Broad Street, New York, NY 10004.

Very truly yours,

/s/ Phyllis Gilland

Phyllis Gilland

(Enclosures)

cc:	Neal McKnight
(Sullivan & Cromwell LLP)